Exhibit 99(r)(1)

NorthStar Corporate Income Master Fund

NorthStar Corporate Income Fund

NorthStar Corporate Income Fund-T

NSAM B-CEF Ltd

Joint Code of Ethics

Dated: January 15, 2016

Background

Investment advisers are fiduciaries that owe a duty of loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics. Additionally, Rule 17j-1 under the Investment Company Act of 1940, as amended (the “IC Act”) requires each investment adviser to a registered investment company to adopt and implement a written code of ethics. An investment adviser’s code of ethics must contain provisions regarding:

•	The adviser’s fiduciary duty to its clients;
•	Compliance with all applicable Federal Securities Laws;
•	Reporting and review of personal securities transactions and holdings;
•	Reporting of violations of the code; and
•	The provision of the code to all supervised persons.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund, NorthStar Corporate Income Fund-T, NSAM US LLC and its affiliated investment advisers (“NorthStar”), including NSAM B-CEF Ltd, and their Supervised Persons must comply with the Federal Securities Laws and an adviser’s fiduciary duties. The Chief Compliance Officer (the “CCO”) administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO or a member of the Compliance Department or Legal Department. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable: (i) NorthStar to comply with all applicable Federal Securities Laws, and (ii) the CCO to discharge her duties under the Manual.

All Supervised Persons will act with competence, dignity, integrity and in an ethical manner when dealing with Clients, Investors, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons should use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, executing transactions, promoting NorthStar’s services and engaging in other professional activities.

NorthStar expects all Supervised Persons to adhere to the standards set forth in the Code with respect to any potential conflicts of interest with Clients. As a fiduciary, NorthStar must act in its Clients’ best

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interests. Neither NorthStar nor any Supervised Person should ever benefit at the expense of any Client. Notify the CCO or designee about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons are generally expected to discuss any perceived risks or concerns about NorthStar’s business practices with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with his or her supervisor, or if he or she believes that an issue has not been appropriately addressed, he or she should bring the matter to the CCO’s or designee’s attention.

General Prohibition Against Fraud, Deceit, and Manipulation of Clients

Access Persons may not, in connection with the purchase or sale, directly or indirectly, of any Security held or to be acquired by any Client:

•	Employ any device, scheme or artifice to defraud the Client;

•	Make any untrue statement of a material fact to the Client or omit to state a material fact necessary in order to make the statements made to the Client, in light of the circumstances under which they are made, not misleading;

•	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Client; or

•	Engage in any manipulative practice with respect to the Client.

Reporting Violations

Improper actions by NorthStar or its Supervised Persons could have severe negative consequences for NorthStar, its Clients, Investors and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the problematic activities.

Supervised Persons must report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO or designee. Issues can be reported to the CCO or designee in person, by telephone, email, written letter or anonymously by calling a toll free number established by NorthStar for such purposes. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the GC and, as appropriate, the CEO, on the matter. Any problems identified during the review will be addressed in ways that reflect NorthStar’s fiduciary duty to its Clients.

A Supervised Person’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Supervised Person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the GC directly. See NorthStar’s Whistleblower Policy for additional information.

Violations of the Code of Ethics or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause and/or a combination of the

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foregoing. Violations may also subject a Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself, all such matters should be first addressed to the CCO. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of the Code of Ethics has occurred, the CCO will promptly report the violation, and any associated action(s), to the GC and/or CEO. Material violations of the Code will be reported to RIC Clients’ chief compliance officers on a quarterly basis. If senior management determines that the material violation may involve a fraudulent, deceptive or manipulative act, NorthStar will report its findings to one or more of the RIC Clients’ board of directors or trustees pursuant to Rule 17j-1 of the IC Act.

Distribution of the Code and Acknowledgement of Receipt

NorthStar will distribute this Manual, which contains the Company’s Code of Ethics among other policies and procedures, to each Supervised Person upon the commencement of employment, annually, upon any material change to the Code of Ethics and upon any material change to any other portion of the Manual. All Supervised Persons must use PTCC or such other procedure as requested by the CCO or designee to acknowledge that they have received, read, understood and agree to comply with the Company’s policies and procedures described in this Manual, including this Code of Ethics. In addition, Supervised Persons will be required to fill out the Compliance Questionnaire annually. The Manual may also be accessed at any time through PTCC.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including NorthStar, Supervised Persons and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for NorthStar, its Supervised Persons and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action and even criminal penalties.

NorthStar’s policies and procedures have been designed to identify and properly disclose, mitigate and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Supervised Persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve NorthStar and/or its Supervised Persons on one hand and Clients and/or Investors on the other hand will generally be fully disclosed and/or resolved in a way that the interests of NorthStar and its Supervised Persons are not placed ahead of Clients’ or Investors’ interests. If a Supervised Person believes that a conflict of interest has not been identified or appropriately addressed, that Supervised Person should bring the issue to the CCO’s or designee’s attention.

In some instances, the interests of one or more Clients, Investors or groups of Clients or Investors may come into conflict. Responding appropriately to these types of conflicts can be challenging and may require disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Supervised Persons should notify the CCO or designee if it appears that any such actual or apparent conflict of interest has not been appropriately addressed.

Personal Securities Transactions

Access Person trades should be executed in a manner consistent with NorthStar’s fiduciary obligations to its Clients. Trades should avoid actual improprieties, as well as the appearance of impropriety, and should

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not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Access Person’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

NorthStar’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts or if the Access Person can rebut the presumption of beneficial ownership over family members’ accounts. Access Persons should consult with the CCO or designee before excluding any such accounts.

Reportable Securities

NorthStar requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares issued by open-end investment companies registered in the United States, other than funds advised, sub-advised or underwritten by NorthStar or an affiliate;
•	Interests in 529 college savings plans; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered in the United States, none of which are advised, sub-advised or underwritten by NorthStar or an affiliate.

Exchange-traded funds, or ETFs, are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements contained in NorthStar’s Personal Securities Transactions policy.

Pre-clearance Procedures

Access Persons must have pre-clearance for certain transactions, as set forth below, before completing the transactions. NorthStar may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. If clearance is granted for a specified period of time, the Access Person receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration. Access Persons should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of NorthStar’s pre-clearance procedures. Access Persons must use PTCC, email, or such other procedure as requested by the CCO or designee to seek pre-clearance.

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IPOs and Private Placements

Pursuant to Rule 204A-1, all Access Persons must have pre-clearance for all transactions involving IPOs and Private Placements (including private equity fund and hedge fund investments), as well as Private Placements conducted by NorthStar or an affiliate, before completing the transactions.

Co-Investments

Co-investments can help to align Access Persons’ interests with Clients’ interests, encourage prudence and diligence during the investment process, and demonstrate Access Persons’ confidence in NorthStar’s investment processes. However, co-investments could present conflicts of interest if not properly structured and monitored. As such, Access Persons must have written clearance for all transactions involving co-investments alongside Clients before completing the transactions. The CCO or designee is responsible for monitoring co-investments by the Company and its Access Persons.

Restricted List Securities

The GC and CCO or designee will maintain a Restricted List of Securities in which NorthStar may have Material Non-Public Information (see NorthStar’s Insider Trading policy). The GC, CCO or designee will update the Restricted List and make it available via PTCC to all Access Persons. Access Persons are prohibited from trading in issuers on the Restricted List. Access Persons should check the Restricted List prior to executing any personal Securities transactions. If the GC or CCO determines that NorthStar no longer has Material Non-Public Information on an issuer, the GC, CCO or designee will update the Restricted List and notify Access Persons.

Trading Plans

Directors, officers and employees of NorthStar (collectively, “Eligible Insiders”) are permitted to trade in NSAM Realty Finance Corp. (“NRFC”), NSAM Asset Management Group Inc. (“NSAM”) and NSAM Realty Europe Corp. (“NRE”) Securities, regardless of their awareness of inside information if the transaction is made pursuant to a pre-arranged trading plan (a “Trading Plan”) that was entered into when the Eligible Insider was not in possession of Material Non-Public Information. This policy requires Trading Plans to be written and to specify the amount of, date on and price at which the NRFC, NSAM or NRE Securities are to be traded or establish a formula for determining such. An Eligible Insider who wishes to enter into a Trading Plan must submit the Trading Plan to the GC for approval prior to the adoption of the Trading Plan. Trading Plans may not be adopted when the Eligible Insider is in possession of Material Non-Public Information about NRFC, NSAM or NRE. An Eligible Insider may amend or replace his or her Trading Plan only during periods when trading is permitted in accordance with this policy.

Trading Windows

In order to ensure compliance with U.S. laws prohibiting trading on inside information, Access Persons are prohibited from trading in NRFC, NSAM or NRE Securities except: (i) during the period beginning after the close of trading two business days following NRFC’s, NSAM’s or NRE’s widespread public release of quarterly or year-end earnings and ending at the close of trading on the last day of the third calendar month of each quarter; (ii) pursuant to a Trading Plan; or (iii) as approved by NRFC’s, NSAM’s or NRE’s board of directors. All trades during open windows must be approved by the GC.

Investment Personnel Blackout Period

Access Persons who, in connection with their regular duties, make, participate in, or obtain information regarding the purchase of Securities by a RIC Client or whose functions relate to the making of any

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recommendations with respect to the purchase or sales of Securities for any RIC Client may not purchase or sell, directly or indirectly, any Security in which they have (or by reason of any such transaction acquire) any beneficial ownership on the same day or for seven (7) days after the Security is being purchased or sold by a RIC Client.

Reporting

NorthStar must collect information regarding the personal trading activities and holdings of all Access Persons. Access Persons must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Access Persons must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest, including private equity fund and hedge fund subscriptions. Access Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the CCO or designee within 30 days of the end of each calendar quarter. Access Persons must utilize the PTCC system to fulfill quarterly reporting obligations. If an Access Person did not have any transactions or account openings to report, this should be indicated through PTCC within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Access Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings (including private equity fund and hedge fund investments). Reports regarding accounts and holdings must be submitted to the CCO or designee on or before February 14th of each year and within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person. Initial and annual holdings reports should be submitted through PTCC. Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security.” If an Access Person does not have any holdings and/or accounts to report, this should be indicated using PTCC within 10 days of becoming an Access Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Access Person is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or
•	Any reports with respect to Securities held in accounts over which the Access Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO or designee who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO or designee may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary

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account management or similar agreement and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

NorthStar’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the CCO or designee will closely monitor Access Persons’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;
•	Trading opposite of Client investments;
•	Trading ahead of Client investments; and
•	Trading that appears to be based on Material Non-Public Information.

The CCO or designee will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior and will compare Access Person trading with Clients’ investments as necessary. The CCO’s or designee’s reviews will be conducted via PTCC and describe in writing any issues noted. Any personal trading that appears abusive may result in further inquiry by the CCO or designee and/or sanctions, up to and including dismissal. The GC will monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

NorthStar describes its Code of Ethics in Part 2 of its Form ADV and, upon request, will furnish Clients and Investors with a copy of the Code of Ethics. All Client requests for NorthStar’s Code of Ethics should be directed to the CCO or designee.

Annual Reports to RIC Client Boards

No less frequently than annually, Northstar must furnish a report to the board of directors/trustees of each RIC Client.  The written report must (i) describe any issues arising under the Code of Ethics since the last report to the board, including, but not limited to, information about material violations of the Code of Ethics and sanctions imposed in response to the material violations; and certifies that Northstar has adopted procedures reasonably necessary to prevent Access Persons from violating the Code of Ethics.

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